UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 333-106694

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORP. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORP. 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements (Modified Cash Basis)

Statement of Assets Available for Benefits
Statement of Changes in Assets Available for Benefits
Notes to Financial Statements.

Supplemental Schedules (Modified Cash Basis)

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Schedule H, Line 4j — Schedule of Reportable Transactions.
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

Report of Independent Registered Public Accounting Firm

Board of Directors
Cardinal Financial Corp. 401(k) Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Cardinal Financial Corp. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Cardinal Financial Corp. 401(k) Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) as of and for the year ended December 31, 2005 of Assets (Held at End of Year) (Schedule I), Reportable Transactions (Schedule II) and Delinquent Participant Contributions (Schedule III) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 27, 2006
McLean, VA

CARDINAL FINANCIAL CORP. 401(k) PLAN
Statements of Assets Available for Benefits
(Modified Cash Basis)
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value (note 4)	$7,575,245	$5,301,367
Assets available for benefits	$7,575,245	$5,301,367

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORP. 401(k) PLAN
Statement of Changes in Assets Available for Benefits
(Modified Cash Basis)
Year ended December 31, 2005

Additions to assets attributed to:
Investment income:
Dividend and interest income	$126,660
Net appreciation in fair value of investments (note 4)	193,296
Participant contributions	1,679,500
Employer contributions	551,046
Rollover contributions	197,550
Total additions	2,748,052
Deductions from assets attributed to:
Benefits paid to participants	472,734
Adminstrative expenses	1,440
Total deductions	474,174
Net increase	2,273,878
Assets available for benefits at beginning of year	5,301,367
Assets available for benefits at end of year	$7,575,245

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORP. 401(k) PLAN
Notes to Financial Statements
(Modified Cash Basis)
December 31, 2005 and 2004

(1)                     Description of Plan

The following description of the Cardinal Financial Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Employer’s Human Resources office, for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by Cardinal Financial Corporation (the Employer), covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the Employee’s contributions up to 6% of the Employee’s contributions. Contributions are subject to the limitations provided in ERISA.

(c)                       Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years, but may exceed five years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 5.00% to 7.75%, which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding loan. At December 31, 2005 and 2004, participant loans totaled $13,130 and $20,312, respectively.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately. Vesting in the Employer’s profit sharing contribution begins after one year of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                      Forfeited Amounts

On termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. At December 31, 2005 and 2004, there were forfeited nonvested accounts totaling $515 and $367, respectively, available to reduce Employer contributions.

(h)                      Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that the Plan recognizes contributions and investment income when received, rather than when earned.

(b)                      Use of Estimates

The preparation of financial statements prepared using a modified cash basis of accounting requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from assets during the reporting period. Actual results could differ from the estimates.

(c)                       Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds and the Employer common stock fund are valued using quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) basis. As described in Note 2(a) above, investment income is recorded when received.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)                     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2005 and 2004:

	2005
		Percentage
	Fair value	of plan assets
Cardinal Financial Corporation Common Stock Fund	$3,485,257	46.01%
Growth Fund of America Fund	647,584	8.55%
Washington Mutual Investors Fund	602,331	7.95%
Legg Mason Value Trust Fund	574,814	7.59%
Legg Mason Cash Reserve Fund	512,231	6.76%
Lord Abbett Research SM Cap Fund	498,775	6.58%
Investment Co. of America Fund	414,326	5.47%

	2004
		Percentage
	Fair value	of plan assets
Cardinal Financial Corporation Common Stock Fund	$2,581,355	48.69%
Washington Mutual Investors Fund	461,009	8.70%
Growth Fund of America Fund	403,581	7.61%
Legg Mason Value Trust Fund	402,609	7.59%
Lord Abbett Research SM Cap Fund	312,769	5.90%
Investment Co. of America Fund	309,071	5.83%
Legg Mason Cash Reserve Fund	281,542	5.31%

During 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $193,296, as follows:

Franklin US Govt Securities Fund	$(2,117)
American Bond Fund	(8,085)
Investment Co. of America Fund	7,509
Lord Abbett Research SM Cap Fund	7,922
Washington Mutual Investors Fund	1,457
Putnam International Growth Fund	29,858
Growth Fund of America Fund	65,007
Legg Mason Value Trust Fund	31,752
Cardinal Financial Corporation Common Stock Fund	59,993
Net appreciation in the fair value of investments	$193,296

(5)                     Rollover Contributions

Rollover contributions for the year ended December 31, 2005 were $197,550.

(6)                     Related Party Transactions

The Cardinal Financial Corporation Common Stock Fund is a unitized stock fund invested in securities issued by the Employer. Transactions involving this common stock fund qualify as party-in-interest transactions.

(7)                     Tax Status

The Plan is a standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated February 26, 2004 has been received and on which the Employer is relying. The Employer and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(8)                     Prohibited Party-in-Interest Transactions

                                    Contributions totaling $666 of two participants were withheld from the participants’ pay during 2005, but were not remitted to the Plan’s trust within the time frame required by the Department of Labor under the plan asset rules. This constituted a cumulative $666 loan from the Plan to the Plan Sponsor for the period in 2005 when such plan assets should have been otherwise remitted. Loan interest for these delinquent participant contributions totaled $35 through December 31, 2005, based on Department of Labor regulations for calculation of lost earnings under the Voluntary Fiduciary Correction Program. These contributions and the related interest have not yet been remitted to the Plan’s trustee.

Schedule I

CARDINAL FINANCIAL CORP. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
December 31, 2005

Identity of issuer, borrower,		Current
lessor, or similar party	Description of investment	value
Legg Mason Cash Reserve Fund	Mutual Fund	$512,231
Franklin US Govt Securities Fund	Mutual Fund	132,831
Investment Co. of America Fund	Mutual Fund	414,326
Washington Mutual Investors Fund	Mutual Fund	602,331
Growth Fund of America Fund	Mutual Fund	647,584
Legg Mason Value Trust Fund	Mutual Fund	574,814
American Bond Fund	Mutual Fund	294,716
Lord Abbett Research SM Cap Fund	Mutual Fund	498,775
Putnam International Growth Fund	Mutual Fund	352,204
Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	3,485,257
Unallocated contributions		46,531
Forfeitures		515
Participant loans*	4 participant loans with interest
	rates from 5.00% to 7.75%	13,130
Total		$7,575,245

*Party-in-interest

Schedule II

CARDINAL FINANCIAL CORP. 401(k) PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions**
(Modified Cash Basis)
Year ended December 31, 2005

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Series of transactions:
Cardinal Financial Corporation*	Common Stock Fund	$—	$206,260	$177,630	$28,630

Cardinal Financial Corporation*	Common Stock Fund	1,050,178	—	1,050,178	n/a

*Denotes a party-in-interest.

** A reportable transaction is any transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year. This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

Schedule III

CARDINAL FINANCIAL CORPORATION 401(k) PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
(Modified Cash Basis)
Year ended December 31, 2005

		Description of transactions
	Relationship to the plan,	including maturity date, rate of
	employer, or other	interest, collateral, par or	Amount on	Lost
Identity of party involved	party-in-interest	maturity value	Line 4a	Interest

Cardinal Financial Corporation	Plan Sponsor	Employee deferral not timely remitted*	$333	$19
Cardinal Financial Corporation	Plan Sponsor	Employee deferral not timely remitted*	333	16

* Represents a participant’s contribution that was withheld from the participant’s wages, but not timely remitted to the Plan by the Plan Sponsor.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corp. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORP. 401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

/s/ Robert A. Cern
DATE: June 29, 2006	Robert A. Cern
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1            Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 28, 2006